UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 24, 2021

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February 24, 2021, MogulREIT I, LLC issued an investor communication relating to the quarter ended December 31, 2020. The text of the investor communication is set forth below.

Q4 2020*

To discuss your REIT holdings, schedule a Call with Member Relations at: https://calendly.com/realtymogul-investor-relations or call 877-781-7062

MOGULREIT I

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$267,000,000
	NUMBER OF INVESTMENTS[2]	12
	WEIGHTED AVERAGE INVESTMENT TERM	82 Months
MogulREIT I is a public, non-traded REIT, focused on providing	DISTRIBUTION FREQUENCY	Monthly
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	TAX REPORTING FORM	1099-DIV
property types including multifamily, retail, office, and industrial.	CONSECUTIVE DISTRIBUTIONS[23]	51 Months

KEY OBJECTIVES

● To pay attractive and consistent cash distributions; and

● To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS4

*All data as December 31, 2020 unless otherwise specified.

1 Aggregate value of all underlying properties in MogulREIT I, LLC investments based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co., Realty Mogul Commercial Capital, Co. or MogulREIT I, as applicable as of February 15, 2021. Changes in property values may or may not affect the net asset value (“NAV”) of MogulREIT I, which invests in loans, other fixed-income investments and direct interests in real estate.

2 As of February 15, 2021.

3 This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the then current outstanding investment amount as of February 15, 2021.

2

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I. We have now provided 51 consecutive months of distributions, totaling over $13.3 million. To date, over 5,900 investors have invested, and MogulREIT I holds investments in over $267 million[5] of real estate. Over 63% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in DRIP, simply log into your account and then select “Reinvest Distributions.”

Regarding the makeup of the portfolio, we continue to seek a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. According to studies published by the National Council of Real Estate Investment Fiduciaries, real estate has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.[6]

As of February 2021, MogulREIT I has 12 investments, including seven joint venture equity investments and five debt or debt-like investments, with the underlying real estate spread across six states. Of the 22 debt or debt-like investments that we have originated, 18 have paid off in full. Moreover, six loans have paid off since the novel coronavirus (COVID-19) pandemic (“COVID-19” or “coronavirus”), including three office assets, two retail assets and one multifamily asset. We have structured our current portfolio with significant multifamily and NNN office concentrations, which we believe are economically resilient asset types, especially given the current economic climate.

We are pleased with our performance for 2020, especially considering our operating in the midst of a pandemic. MogulREIT I began the year at a net asset value (“NAV”) per share of $9.70 as of December 31, 2019 and concluded the year at a NAV per share of $10.02 as of December 31, 2020. The NAV per share increase represents a 3.3% return for the year, which, including our average daily distributions equating to a 6.5% annualized return for the year, represents an average total return of 9.8% to stockholders.[7]

In 2020, 85% of our distributions were classified as return of capital, which are non-taxable. [8] This classification was due in part to depreciation from our real estate investments, which offsets income. The remaining 15% of our distributions were classified as ordinary REIT dividends. Under Section 199A of the Internal Revenue Code, non-corporate United States shareholders generally may deduct 20 percent of dividends from a REIT, other than capital gains dividends and dividends treated as qualified dividend income.[9]

[5] Aggregate value of all underlying properties in MogulREIT I, LLC investment based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co., Realty Mogul Commercial Capital, Co. or MogulREIT I, as applicable as of February 15, 2021. Changes in property values may or may not affect the NAV of MogulREIT I, which invests in loans, other fixed-income investments and direct interests in real estate.

[6] Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity.

[7] Represents the average total return based on the average aggregate distributions issued by the Company and increase in NAV per share for the year ended December 31, 2020. An individual stockholder’s total return may vary from this average total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a stockholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such stockholder’s investment.

[8] There is no guarantee that shareholders will receive a distribution, and distributions have been paid from net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

[9] The Tax Cuts and Jobs Act, enacted in late 2017, generally allows individuals to deduct 20% of ordinary dividend income received from REITs for federal income tax purposes. This deduction is specific to REITs and certain other investments and does not apply to all alternative investments.

3

MACROECONOMIC INDICATORS

GDP GROWTH

Last quarter, the Federal Reserve (the “Fed”) forecasted a GDP decline of 3.7% for the year 2020, which was the median of individual projections from Fed participants. In December 2020, the Fed revised its forecast positively to reflect a decline of 2.4% for 2020. This marks two consecutive quarters in which the Fed has decreased its estimate, which is understandable given the high level of uncertainty with regard to COVID-19’s significant impact on the national economy. For 2021, the Fed predicts a 4.2% increase in real GDP. In Q4 2020, the U.S. economy grew by 4% quarter over quarter at a seasonally adjusted annual rate compared to a 33% increase in Q3 2020 per the BEA. The Q3 GDP followed a 32.9% quarterly decrease in Q2 2020 as a result of
COVID-19.

We believe that 2021 will begin with a slower Q1 as the economy continues to reopen, vaccines are rolled out and herd immunity is reached with larger economic output coming towards year-end. We are also watching the personal savings rate it relates to the economic recovery. In the years leading up to the pandemic, personal savings as a percentage of disposable income remained around 8%. During COVID-19, personal savings spiked to over 30% before falling to 13.7% as of December 2020, the highest level since the 1970’s. Excess savings being deployed into the economy should continue to help the economy rebound, but a rapid increase in consumer spending could cause an inflationary economic environment.

4

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has dropped or remained static each month since April, ending January 2021 at 6.3%. The Fed forecasts that the unemployment rate will decrease to 5% for 2021.

IMPACT OF MONETARY POLICY

In an effort to relieve downward economic pressure caused by COVID-19, the federal government has intervened with multiple stimulus bills. In 2020, Congress passed the $484 billion Paycheck Protection Program (“PPP”) and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals.

A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion CARES Act increased GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030.

As of the date of this letter, Congress is finalizing the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021.

The same department at Wharton estimates that the American Rescue Plan will increase GDP by approximately 0.6% in 2021 while lowering GDP by 0.2% in 2022. We expect this federal stimulus to further benefit the economic recovery, but with such aggressive stimulus over the past year, it may lead to inflation in the intermediate term. We believe that real estate acts as a hedge against inflation as property prices and rental income tend to rise as inflation rises.

5

INVESTMENT STRATEGY

2020 Recap

MogulREIT I entered 2020 with a strong cash position and one property under contract for investment. Our first acquisition of 2020, which was completed in February prior to COVID-19, was a joint venture equity investment in Pohlig Box Factory and Superior Warehouse, a unique, 93-unit converted box factory and tobacco warehouse located in Richmond, Virginia, which was stabilized at 95% occupancy upon acquisition. One month later, COVID-19 took hold in the United States. Certain tenants at some of our properties were adversely impacted as a result of COVID-19, which in turn impacted those properties.[10] Given the uncertainty caused by COVID-19, we increased our search for triple-net leased office investments with high quality tenancy that we believed could weather this period. We closed on two such deals during the summer months, joint venture equity investments in Lubbock Medical Office and NV Energy NNN, each single-tenant triple-net properties with tenants whose parent companies were rated investment-grade by Moody’s. We finished the year with a preferred equity investment in Shiloh Park, a 73-unit townhome apartment community in Plano, Texas. Most importantly, we continued to declare distributions at rate equal to at least 6% on an annualized basis for the entirety of the year and ended the year with an increase in our NAV per share.

Although COVID-19 caused fluctuations in NAV per share during the year, MogulREIT I ended the year with a 3.3% increase in NAV per share. MogulREIT I entered 2020 with a NAV per share of $9.70 as of December 31, 2020, and in Q1, it declined 2.6% to $9.45 as of March 31, 2020. The decrease was reflective of the COVID-19 crisis impacting both public and private capital markets and underlying asset valuations. Vanguard Real Estate Index Fund ETF, an ETF that invests in publicly traded REITs, decreased 24.2% in Q1, followed by a 13.7% gain in Q2, a 1.3% increase in Q3 and a 9.3% increase in Q4, ending 2020 down 4.6%. While publicly traded REITs may not be correlated with the non-traded and private markets, we believe the large drop and subsequent recovery paints a picture of market sentiment and underlying fundamentals. Following a similar trend, MogulREIT I saw a NAV per share increase of 1.5% in Q2 to $9.59, 3.4% in Q3 to $9.92 and 1.0% in Q4, ending 2020 with a NAV per share of $10.02.

2021 Strategy

The goal for MogulREIT I is to acquire stable, cash-producing investments to meet our distribution target, and we will continue to employ an acquisition strategy that supports this goal. Originally, in order to achieve this goal, we invested in senior and mezzanine loans and preferred equity. In 2019, we shifted away from these types of investments due to the historically low interest rate environment and the thesis that we could achieve better risk adjusted returns by investing in joint venture equity.

As we look forward to 2021, we believe that unprecedented federal stimulus has distorted the markets and helped us to avoid a crisis like 2008. Coupled with the COVID-19 vaccines, and our assumption that COVID-19 will end sometime in 2021, we believe there will be significant opportunity in the coming year. We will target highly occupied, stable assets, and while we do not exclude asset classes from our investment strategy, we believe that multifamily will offer us the best risk-adjusted return and cash flow to meet our dividend. We currently have 56% of the portfolio invested in multifamily, and we are bullish on the asset class for 2021 and beyond.

We began 2021 with the acquisition of Turtle Creek, a 128-unit apartment community constructed in 2018 in the suburbs of St. Louis. For this asset, we are implementing a light value-add plan by upgrading each unit’s interior with a tech package and improving the exterior of the property with new signage, new patio area with benches and grills, and updated landscaping. We like this type of product for MogulREIT I as it has the potential to offer stable, in-place cash flow, with minimal improvements needed due to its newer build. We will continue to target recently built, stabilized investments in secondary markets, such as Turtle Creek, as well as older vintage assets with demonstrated high occupancy that can benefit from a light value-add plan.

We want MogulREIT I to be well positioned to spend the next 5 to 10 years generating income and holding and growing assets. Our goal is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase, and return investors’ capital contribution. We have positioned MogulREIT I to be an income-focused REIT, and this strategy continues to support that positioning.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

10 For more information regarding our properties and their associated tenants, see the Investments Update section below.

6

INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the fourth quarter of 2020 equated to approximately 6.0% on an annualized basis based upon Net Asset Value as of 12/31/2020.11

PORTFOLIO OVERVIEW12

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL INVESTMENT AMOUNT	BALANCE AS OF 12/31/20	INTEREST RATE AS OF 12/31/20
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$413,740	10.00%
Highland Place	Centennial, CO	3/22/17	Office	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	11.75%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,177,966	$9,477,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	$2,926,477	N/A
NV Energy NNN	Las Vegas, NV	7/9/20	Office	JV Equity	$6,000,000	$6,000,000	N/A
Shiloh Park Apartments	Plano, TX	11/18/20	Multifamily	Preferred Equity	$2,323,030	$2,323,030	8.00%
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	$6,000,000	N/A
					$54,350,008	$53,063,748

11 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

12 All data as February 15, 2021 unless otherwise specified. All assets are performing and paid current as of February 15, 2021.

7

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 12/31/20): $413,740

Purpose of Investment: The borrower used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Investment Type: Preferred Equity

Date Added to REIT: 8/19/2016

Maturity Date: 12/1/2021

Asset Management Update: This is a single-tenant 100% net leased asset. The investment has been amortizing as agreed and over 79% of the principal is paid off. In October 2020, the tenant announced potential layoffs and reduction of its national office footprint; however, the tenant stated that it is not planning on closing the Canton location. Our investment was intentionally structured to fully amortize before the lease ends, and we believe our risk is limited as a result. As of December 2020, the tenant is current on its rent.

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 12/31/20): $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Investment Type: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2021

Asset Management Update: The property is 99% occupied as of December 2020. The borrower exercised its final one-year extension option with the senior lender, Prime Group, and MogulREIT I. As of December 2020, the tenants are current on their rent.

8

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 12/31/20): $1,125,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Investment Type: Mezzanine Loan

Date Added to REIT: 6/12/2017

Maturity Date: 5/5/2021

Asset Management Update: The property is 100% occupied as of December 2020. As of December 2020, the tenants are current on their rent.

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 12/31/20): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 84% occupied and 95% leased as of December 2020, and the borrower is current on its interest payments as of February 2021. One tenant, Beall’s (26,871 square feet, 13.3% of the portfolio’s net rentable area), vacated in August 2020 as part of the bankruptcy of its parent company. In August 2020, the borrower executed a 10-year lease with Crunch Fitness to occupy the space and expand by 4,000 square feet. The tenant has taken occupancy as of February 1, 2021. The general partner has executed rent deferral agreements with 13 of the 58 tenants. After the deferral agreements, the general partner is reporting 97% collections for December 2020 and January 2021.

9

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 12/31/20): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date: N/A

Asset Management Update: The property is 94% occupied as of January 2021. Exterior capital items are over 80% complete, and the property is now amenitized with new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. Given the high occupancy at the property, the real estate company continues to renovate units. As of December 2020, 144 of the 240 units have been renovated since acquisition. Of those 144 units, 139 have been leased at an average premium of $67/month over prior rents and within 2% of projected rents, and unit renovation costs have been within budget. In Q4, the property averaged 91% rent collection.

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,477,966

Outstanding Balance (as of 12/31/20): $9,477,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/9/2019

Maturity Date: N/A

Asset Management Update: The property is 94% occupied as of January 2021. Exterior capital items completed include signage, landscaping and leasing office. Given the high occupancy and success of leasing renovated units above original underwriting, the real estate company continues to renovate units. As of December 2020, 44 of the 114 free-market units have been renovated and leased since acquisition. Of those 44 units, 37 units have been leased at an average premium of $282/month over prior rents and 15% above projected rents, and unit renovation costs have been within budget. In Q4, the property averaged 90% rent collection.

10

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 12/31/20): $7,000,000

Purpose of Investment: Perform capital improvements and implement a mark-to-market and lease-up strategy.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/5/2019

Maturity Date: N/A

Asset Management Update: The portfolio is 90% occupied as of December 2020. Last quarter, the real estate company executed a new lease at 855 Grandview for 6,030 square feet representing 2% of portfolio net rentable area. The real estate company continues to focus on executing a long-term lease with the DEA (17,372 square feet, 6.9% of portfolio net rentable area) at 500 S Front St. December 2020 and January 2021 collections were 97% and 99% respectively.

POHLIG BOX FACTORY & SUPERIOR WAREHOUSE

A POHLIG PAPER BOX FACTORY
POHLIG BROS
MANUFACTURERS OF PAPER BOXES OF EVERY DESCRIPTION.
FOLDING BOX DEP'T.
POHLIG BROS.
POHLIG BROS OFFICE
OFFICE
N 25th St
E Franklin St

Location: Richmond, VA

Property Type: Multifamily

Total Investment: $17,073,848

Outstanding Balance (as of 12/31/20): $17,073,848

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/19/2020

Maturity Date: N/A

Asset Management Update: The portfolio is 96% occupied as of January 2021. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of December 2020, 14 of the 28 units were renovated and leased above pro forma. New leases at both properties are averaging $233/month increases above previous rents, reflecting 20% growth. Exterior capital projects have resumed, and the roofs, courtyard, hallways and lobby renovations are in progress. In Q4, the portfolio averaged 98% rent collection.

11

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Total Investment: $2,926,477

Outstanding Balance (as of 12/31/20): $2,926,477

Purpose of Investment: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/26/2020

Maturity Date: N/A

Asset Management Update: The property was acquired in June 2020. As of January 2021, the property is 100% occupied by a credit tenant, Covenant Health System. As of January 2021, the tenant is current on its rent.

NV ENERGY NNN

Location: Las Vegas, NV

Property Type: Office

Total Investment: $6,000,000

Outstanding Balance (as of 12/31/20): $6,000,000

Purpose of Investment: Acquire a property that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/9/2020

Maturity Date: N/A

Asset Management Update: The property was acquired in July 2020. As of January 2021, the property is 100% occupied by Nevada Power Company, a subsidiary of NV Energy, and the parent company uses the property as its headquarters. As of January 2021, the tenant is current on its rent.

12

SHILOH PARK

Location: Plano, TX

Property Type: Multifamily

Total Investment: $2,323,030

Outstanding Balance (as of 12/31/20): $2,323,030

Purpose of Investment: The borrower used the proceeds to acquire a multifamily apartment building with steady cash flow.

Investment Type: Preferred Equity

Date Added to REIT: 11/18/2020

Maturity Date: 11/28/2030

Asset Management Update: The property was acquired in December 2020. As of December 2020, the property is 93% occupied. In December 2020 and January 2021 rent collections were 90% and 99%, respectively.

TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Total Investment: $6,000,000

Outstanding Balance (as of 1/31/21): $6,000,000

Purpose of Investment: Acquire a multifamily apartment building with steady cash flow.

Investment Type: Joint Venture Equity

Date Added to REIT: 1/27/2021

Maturity Date: N/A

Asset Management Update: The property was acquired in January 2021, and the real estate company is implementing its takeover process. As of January 2021, the property is 98% occupied.

13

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE[13]	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2016	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$9.70	8.00%	8.25%

13 All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above. Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

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	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2019	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	4/30	4/1 – 4/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	5/31	5/1 – 5/31	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	6/30	6/1 – 6/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	7/31	7/1 – 7/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
2020	1/31	1/1 – 1/31	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	2/29	2/1 – 2/29	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	4/30	4/1 – 4/30	$10.00(1)	$0.0015491803	$9.45	6.00%(1)	6.00%
	5/31	5/1 – 5/31	$9.45	$0.0015491803	$9.45	6.00%	6.00%
	6/30	6/1 – 6/30	$9.45	$0.0015491803	$9.45	6.00%	6.00%
	7/31	7/1 – 7/31	$9.45	$0.0015721311	$9.59	6.00%	6.00%
	8/31	8/1 – 8/31	$9.59	$0.0015721311	$9.59	6.00%	6.00%
	9/30	9/1 – 9/30	$9.59	$0.0015721311	$9.59	6.00%	6.00%
	10/31	10/1 – 10/31	$9.59	$0.0016262295	$9.92	6.00%	6.00%
	11/30	11/1 – 11/30	$9.92	$0.0016262295	$9.92	6.00%	6.00%
	12/31	12/1 – 12/31	$9.92	$0.0016262295	$9.92	6.00%	6.00%

(1) This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value, and approximately 5.7% on an annualized basis assuming a $10.00 per share purchase price.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 2/2/21)* $10.02	NAV PER SHARE (AS OF 12/31/20) $10.02

* Effective April 30, 2020, the offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On February 2, 2021 we announced that our NAV per share is $10.02, as of December 31, 2020. Accordingly, effective February 2, 2021, the offering price per share is $10.02. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2020 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q3 2020 Investor Letter

Q2 2020 Investor Letter

Q1 2020 Investor Letter

Q4 2019 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Member Relations at: https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	February 24, 2021

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